Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended March 31,
(in thousands)	2013	2012
Excluding interest on deposits (1)
Income before income taxes	$171,568	150,104
Fixed charges, excluding preferred dividends and capitalized interest	353	-
Earnings	$171,921	150,104
Interest expense	$353	-
Estimated interest component of net rental expense	-	-
Preferred dividends	46,014	49,586
Capitalized interest	-	-
Fixed charges and preferred dividends	$46,367	49,586
Consolidated ratios of earnings to fixed charges and preferred dividends (2)	3.71	3.03

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.